

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
CF/AD5
100 F STREET, NE
WASHINGTON, D.C. 20549-3561

DIVISION OF
CORPORATION FINANCE

August 12, 2008

<u>Via Facsimile</u>

Art A. Garcia
Senior Vice President and Controller
Ryder System, Inc.
11690 NW 105<sup>th</sup> Street
Miami, FL  33178

> **RE:    Ryder System, Inc.**
> **Form 10-K for the Year Ended December 31, 2007**
> **Form 10-Q for the Period Ended March 31, 2008**
> **File Number: 001-04364**

Dear Mr. Garcia:

We have completed our review of your Form 10-K and related filings, and at this time do not have further comments.

Sincerely,

Lyn Shenk
Branch Chief